(d)(2)(iii)

August 5, 2013

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (“ING Investments”) and ING Investment Management Co. LLC, formerly, ING Investment Management Co. (“ING IM”) are parties to a Sub-Advisory Agreement dated May 7, 2013, as amended (the “Agreement”), and pursuant to the Agreement, ING Investments has agreed to pay ING IM an annual sub-advisory fee of 0.27% as a percentage of average daily net assets of ING Euro STOXX 50® Index Portfolio, ING FTSE 100 Index Portfolio, and ING Japan TOPIX Index Portfolio, each a series of ING Variable Portfolios, Inc. (each a “Portfolio” and collectively, the “Portfolios”). By this letter dated August 5, 2013, ING IM voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

ING IM will waive 0.1125% of the sub-advisory fee payable by ING Investments from August 5, 2013 through May 1, 2014 for each Portfolio, as indicated in the net sub-advisory fee rate reflected in the schedule set out below.

	Annual Sub-Advisory Fee
Series	Gross	Waiver	Net

ING Euro STOXX 50® Index Portfolio	0.27%	0.1125%	0.1575%

ING FTSE 100 Index Portfolio	0.27%	0.1125%	0.1575%

ING Japan TOPIX Index Portfolio	0.27%	0.1125%	0.1575%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of ING Variable Portfolios, Inc.

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August 5, 2013

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

By:	/s/ Christopher Kurtz

Name:	Christopher Kurtz

Title:	VP Finance

ING Investment Management Co. LLC

ACCEPTED AND AGREED TO:

ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President